____________________________________________________________

                  SECURITIES AND EXCHANGE COMMISSION
                         WASHINGTON, DC 20549


                             SCHEDULE 13D

               Under the Securities Exchange Act of 1934

                          Hi-Shear Industries Inc.
    ____________________________________________________________
                           (Name of issuer)

                Common Stock, par value $0.10 per share
    ____________________________________________________________
                    (Title of class of securities)

                             428399-10-9
    ____________________________________________________________
                            (CUSIP number)

                             Copy to:

          Frederic Roure                 Nancy A. Lieberman, Esq.
          GFI Industries S.A.            Skadden, Arps, Slate, Meagher & Flom
          Espace Vauban--BP 431          919 Third Avenue
          Boulevard Richelieu            New York, New York 10022
          Belfort Cedex                  (212) 735-3000
          France 90008
          11 33 84 57 00 77
     ____________________________________________________________
             (Name, address and telephone number of person
            authorized to receive notices and communications)

                         October 9, 1995
     ___________________________________________________________
     (Date of event which requires filing of this statement)

     If the filing person has previously filed a statement on
     Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box [ ].

     Check the following box if a fee is being paid with the statement [X].



     CUSIP NO. 428399-10-9

     1   NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
         GFI Industries S.A.

     2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a) [ ]
                                                                (b) [x]

     3   SEC USE ONLY

     4   SOURCE OF FUNDS
         N/A; see Item 3

     5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEM 2(D) OR 2(E)                                [ ]


     6   CITIZENSHIP OR PLACE OF ORGANIZATION
         Republic of France

                                   7    SOLE VOTING POWER
             NUMBER OF                       -0-

              SHARES               8    SHARED VOTING POWER
                                           1,777,561
           BENEFICIALLY
                                   9    SOLE DISPOSITIVE POWER
           OWNED BY EACH                     -0-

             REPORTING            10   SHARED DISPOSITIVE POWER
                                             -0-
           PERSON WITH

    11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         1,777,561

    12   CHECK BOX IF THE AGGREGATE AMOUNT IN BOX (11) EXCLUDES CERTAIN
         SHARES                                                       [ ]

    13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         30.4%

    14   TYPE OF REPORTING PERSON
         CO


     Item 1.  Security and Issuer.

               The class of equity securities to which this Statement on Schedule 13D (this "Statement") relates is the common stock, par value $0.10 per share (the "Common Stock" or the "Shares"), of Hi-Shear Industries Inc., a Delaware corporation ("Parent"). The address of the principal executive offices of Parent is 3333 New Hyde Park Road, North Hills, New York 11042.

     Item 2.  Identity and Background.

               (a)-(c), (f)  This Statement is filed by GFI
     Industries S.A., a societe anonyme organized under the laws of the Republic of France ("GFI"). GFI is in the business of producing industrial fasteners and fastening systems. The address of GFI's principal executive offices is Espace Vauban--BP 431 Boulevard Richelieu Belfort Cedex, France 90008.

               Compagnie Industrielle de Delle, a societe anonyme organized under the laws of the Republic of France ("CID") owns a majority of the outstanding equity securities of GFI. CID is a holding company whose primary business is holding shares of GFI stock. The address of CID's principal executive offices is 28 Faubourg de Belfort Delle, France 90100.

               (d)-(e) During the past five years neither GFI nor, to GFI's knowledge, any person named in Schedule I attached hereto, has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     Item 3.  Source and Amount of Funds or Other Consideration.

               GFI has not purchased any Shares and,
     accordingly, the information requirement set forth in
     Item 3 of Schedule 13D is not applicable.  See Item 4.

     Item 4.  Purpose of the Transaction.

               As of October 9, 1995, GFI and Parent entered into a Stock Purchase Agreement (the "Stock Purchase Agreement") providing for the purchase by GFI of all of the issued and outstanding shares (the "Sub Shares") of the capital stock of Hi-Shear Corporation (the "Sub"), a Delaware corporation and a wholly owned subsidiary of Parent, for a purchase price of $46 million in cash, subject to adjustment.

               The purchase and sale of the Sub Shares
     pursuant to the Stock Purchase Agreement (the "Stock Purchase"), is subject to the satisfaction or waiver of certain conditions, including, among others, (i) the approval of the stockholders of Parent, (ii) the termination or expiration of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended and (iii) either (a) the Committee on Foreign Investment in the United States ("CFIUS") shall have determined not to investigate the transactions contemplated by the Stock Purchase under Exon-Florio or (b) if CFIUS shall have determined to make such an investigation, such investigation shall have been completed or the President shall have determined (by action or inaction) not to take any action under Exon-Florio with respect to the transactions contemplated by the Stock Purchase. The purpose of the Stock Purchase is to enable GFI to acquire the entire equity interest in the Sub.

               Simultaneously with the execution and delivery of the Stock Purchase Agreement, GFI and certain stockholders of Parent (the "Stockholders") holding an aggregate of 1,777,561 shares of Common Stock (the "Stockholder Shares"), entered into a Stockholders Agreement (the "Stockholders Agreement") which provides, among other things, that the Stockholders, during the Voting Period (as defined below) at any meeting of Parent's stockholders or in connection with any written consent of Parent's stockholders, shall vote (or cause to be voted) the Stockholder Shares: (i) in favor of the Stock Purchase, the execution and delivery by Parent of the Stock Purchase Agreement and the approval and adoption of the Stock Purchase Agreement and the terms thereof and each of the other actions contemplated by the Stock Purchase Agreement and any actions required in furtherance thereof; (ii) against any action or agreement that would (A) result in a breach of any covenant, representation or warranty or any other obligation or agreement of Parent under the Stock Purchase Agreement or of the Stockholders under the Stockholders Agreement or
     (B) impede, interfere with, delay, postpone, or adversely affect the Stock Purchase Agreement or the transactions contemplated thereby and the Stockholders Agreement; and
     (iii) except as otherwise agreed to in writing in advance by GFI, against the following actions (other than the Stock Purchase Agreement and the transactions contemplated thereby and by the Stockholders Agreement):
     (A) any extraordinary corporate transaction, such as a merger, consolidation or other business combination involving Parent or any of its subsidiaries; (B) any sale, lease or transfer of a substantial portion of the assets or business of Parent or its subsidiaries, or reorganization, restructuring, recapitalization, special dividend, dissolution or liquidation of Parent or its subsidiaries; or (C) any change in the present capitalization of Parent including any proposal to sell a substantial equity interest in Parent or any of its subsidiaries. As used in the Stockholders Agreement, "Voting Period" means the period commencing on October 9, 1995 and continuing until the earlier of (i) the consummation of the Stock Purchase and (ii) the termination of the Stock Purchase Agreement in accordance with its terms. The Stockholders Agreement further provides that the Stockholders will not enter into any agreement, arrangement or understanding with any person the effect of which would be inconsistent or violative of the provisions and agreements of the Stockholders Agreement.

               Pursuant to the Stockholders Agreement, each Stockholder has granted to certain officers of GFI an irrevocable proxy during the Voting Period to vote all the Stockholder Shares with respect to the matters described in the preceding paragraph.

               The Stockholders Agreement further provides that, during the Voting Period, the Stockholders will not (either directly or indirectly): (i) transfer or otherwise dispose of the Stockholder Shares; (ii) grant any proxies with respect to the Stockholder Shares, deposit the Stockholder Shares into a voting trust or enter into a voting agreement with respect to the Stockholder Shares; or (iii) take any action that would make any representation or warranty of the Stockholders contained in the Stockholders Agreement untrue or incorrect or would result in a breach by the Stockholders of their obligations under the Stockholders Agreement or a breach by Parent of its obligations under the Stock Purchase Agreement.

               Other than as described above or as otherwise contemplated by the Stock Purchase Agreement or the Stockholders Agreement, GFI has no present plans or proposals which relate to, or may result in, any of the matters listed in Items 4(a)-(j) of Schedule 13D.

               The descriptions set forth in this Statement of the Stock Purchase Agreement and the Stockholders Agreement do not purport to be complete and are qualified in their entirety by reference to the Stock Purchase Agreement and the Stockholders Agreement, copies of which are filed as Exhibits 1 and 2, respectively, to this Statement.

     Item 5.  Interest in Securities of the Issuer.

               (a) GFI beneficially owns an aggregate of 1,777,561 shares of Common Stock, which is the number of Stockholder Shares subject to the Stockholders Agreement. Such Shares represent approximately 30.4% of the outstanding Shares (based on 5,854,618 Shares reported by Parent to be outstanding as of August 8, 1995). Except as set forth in this Item 5(a), neither GFI nor, to its knowledge, any of the persons listed in Schedule 1 attached hereto, beneficially owns any Shares.

               (b) As described in Item 4 of this Statement, under the Stockholders Agreement, certain officers of GFI have irrevocable proxies during the Voting Period with respect to the 1,777,561 shares of Common Stock. The proxies are exercisable only with respect to the matters described in Item 4 of this Statement and accordingly, GFI has shared power to vote the Shares subject to such proxies. Schedule 2 attached hereto sets forth certain information with respect to the Stockholders.

               (c) Except as described herein, neither GFI nor, to GFI's knowledge, any person listed in Schedule I attached hereto, has effected any transactions in the Common Stock during the past 60 days.

               (d)-(e)  Not Applicable.

     Item 6. Contracts, Arrangements, Understandings or
     Relationships With Respect to Securities of the Issuer.

               Except as set forth in Item 4 above, neither
     GFI nor, to GFI's knowledge, any of the persons listed in
     Schedule 1 attached hereto, has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of Parent.

     Item 7.  Material to be Filed as Exhibits.

     Exhibit 1.     Stock Purchase Agreement by and among GFI
                    Industries S.A. and Hi-Shear Industries
                    Inc., dated as of October 9, 1995.

     Exhibit 2.     Stockholders Agreement by and among GFI
                    Industries S.A. and certain holders of the Common Stock of Hi-Shear Industries Inc., dated as of October 9, 1995.

     Exhibit 3.     Irrevocable Proxy signed by David A.
                    Wingate, Trustee of The Wingate Family
                    Trust of 1980, dated as of October 9,
                    1995.

     Exhibit 4.     Irrevocable Proxy signed by Shoshanna L.
                    Wingate, Trustee of the Shoshanna L.
                    Wingate Revocable Trust, dated as of Octo-ber 9, 1995.

     Exhibit 5.     Irrevocable Proxy signed by David A.
                    Wingate, President of The David A. &
                    Shoshanna Wingate Foundation Inc., dated as of October 9, 1995.

     Exhibit 6.     Irrevocable Proxy signed by Philip M.
                    Slonim, dated as of October 9, 1995.


                            SIGNATURE

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                   GFI INDUSTRIES S.A.

                                   By: /s/ Frederic Roure
                                   Title: Chief Executive
                                          Officer
                                   Date:  October 18, 1995



                               EXHIBIT INDEX

        Exhibit                                              Page No.

        1.   Stock Purchase Agreement by and among GFI         14
             Industries S.A. and Hi-Shear Industries
             Inc., dated as of October 9, 1995.

        2.   Stockholders Agreement by and among GFI           93
             Industries S.A. and certain holders of the Common Stock of Hi-Shear Industries Inc., dated as of October 9, 1995.

        3.   Irrevocable Proxy signed by David A. Wingate,     108
             Trustee of The Wingate Family Trust of 1980, dated as of October 9, 1995.

        4.   Irrevocable Proxy signed by Shoshanna L.          110
             Wingate, Trustee of the Shoshanna L. Wingate
             Revocable Trust, dated as of October 9, 1995.

        5.   Irrevocable Proxy signed by David A. Wingate,     112
             President of The David A. & Shoshanna Wingate
             Foundation Inc., dated as of October 9, 1995.

        6.   Irrevocable Proxy signed by Philip M. Slonim,     114
             dated as of October 9, 1995.



                              SCHEDULE 1.

                        CERTAIN INFORMATION RELATING
                     TO DIRECTORS AND EXECUTIVE OFFICERS

     DIRECTORS AND EXECUTIVE OFFICERS of GFI INDUSTRIES
     S.A. ("GFI")
               The following table sets forth the name, business address, and present principal occupation or employment of each director and executive officer of GFI. All are citizens of France. Unless otherwise indicated, the business address of each of the individuals named below is GFI Industries, Espace Vauban--BP 431 Boulevard Richelieu Belfort Cedex, France 90008, and each occupation set forth opposite the individual's name refers to employment with GFI.

     Name and Business Address     Principal Present Occupation

     Board of Directors

     Roland Burrus                 Managing Director
     86 Rue de Grenelle            Clartus
     Paris, France 75007

     Francois Poirier              Managing Director
     Rue d'Astorg                  Astorg
     Paris, France 75008

     Jean-Philippe Kohler          Operation Manager
     18.20 Rue St. Hilaire         Saint-Chamond Granat
     St. Oven L'Avrone,
     France 35310

     Robert Peugeot                Director Quality Assurance
     62 Victor Hugo Boulevard      Automobiles Citroen
     Neuilly Sur Seine Cedex,
     France 92208

     Pierre Peugeot                Managing Director
     75 Avenue de la Grande Armes  Group PSA
     Paris, France 75016

     Jean Kohler                   Retired
     Executive Officers

     Frederic Roure                Chairman and Chief Executive Officer

     Michel Viellard               Vice President

     Jose Zaegel                   Chief Financial Officer

     Emmanuel Viellard             Group Financial Controller

     Gilles Kohler                 Chairman and Chief Executive
     28 Faubourg de Belfort        Officer Compagnie Industrielle
     Delle, France 90100           de Delle



     DIRECTORS AND EXECUTIVE OFFICERS OF COMPAGNIE INDUSTRIELLE DE DELLE S.A. ("CID")
               The following table sets forth the name, business address, and present principal occupation or employment of each director and executive officer of CID. All are citizens of France except Mr. Gressot who is a citizen of Switzerland. Unless otherwise indicated, the business address of each of the individuals named below is CID 28 Faubourg de Belfort Delle, France 90100, and each occupation set forth opposite the individual's name refers to employment with CID.

     Name and Business Address     Principal Present Occupation

     Board of Directors

     Roland Burrus                 Managing Director
     86 Rue de Grenelle            Clartus
     Paris, France 75007

     Philippe Gressot              Retired

     Jean-Philippe Kohler          Operation Manager
     18.20 Rue St. Hilaire         Saint-Chamond Granat
     St. Oven L'Avrone,
     France 35310

     Pierre Peugeot                Managing Director
     75 Avenue de la Grande Armes  Group PSA
     Paris, France 75016

     Robert Peugeot                Director Quality Assurance
     62 Victor Hugo Boulevard      Automobiles Citroen
     Neuilly Sur Seine Cedex,
     France 92208

     Thierry Peugeot               General Manager
     Avenue Morumbi 6849           Peugeot do Brasil
     Sao Paulo, Brasil 056650-002

     Jean Kohler                   Retired

     Executive Officer

     Gilles Kohler                 Chairman and Chief Executive
                                   Officer



                                 SCHEDULE 2.

                         CERTAIN INFORMATION RELATING
                             TO THE STOCKHOLDERS

     CERTAIN STOCKHOLDERS OF PARENT'S COMMON STOCK PAR VALUE $0.10 PER SHARE ("THE STOCKHOLDERS")
          The following table sets forth the name, business address, and present principal occupation or employment of certain stockholders of Parent (the "Stockholders") who have executed proxies with respect to the Stockholder Shares. All are citizens of the United States. Unless otherwise indicated, the business address of each of the individuals or entities named below is Hi-Shear Industries Inc., 3333 New Hyde Park Road, North Hills, New York 11042. All information in this Schedule 2 has been provided by the Stockholders and GFI assumes no responsibility for the accuracy or completeness of such information.

     Name and Business Address     Principal Present Occupation

     The Wingate Family Trust
     of 1980

     Shoshanna L. Wingate
     Revocable Trust

     The David A. &
     Shoshanna Wingate
     Foundation Inc.

     Philip M. Slonim              Private Investor
     P.O. Box 27835
     San Diego, CA 92128